                                                                    Exhibit 12-B

                        Atlantic City Electric Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)



                                        12 Months
                                          Ended                      Year Ended December 31,
                                        March 31,     ----------------------------------------------------------
                                          2000          1999         1998        1997        1996       1995
                                     ---------------  ----------  ----------  ----------  ----------  ----------

Income before extraordinary item     $        50,412  $   63,930  $   30,276  $   85,747  $   75,017  $   98,752
                                     ---------------  ----------  ----------  ----------  ----------  ----------

Income taxes                                  41,673      49,326      18,178      50,442      36,958      48,277
                                     ---------------  ----------  ----------  ----------  ----------  ----------

Fixed charges:
   Interest on long-term debt
     including amortization of
     discount, premium and
     expense                                  65,781      60,562      63,940      64,501      64,847      62,879
   Other interest                              3,916       3,837       3,435       3,574       4,019       4,364
   Preferred dividend require-
     ments of subsidiary
     trusts                                    7,619       7,634       6,052       5,775       1,428         -
                                     ---------------  ----------  ----------  ----------  ----------  ----------
     Total fixed charges                      77,316      72,033      73,427      73,850      70,294      67,243
                                     ---------------  ----------  ----------  ----------  ----------  ----------

Earnings before extraordinary
   item, income taxes and
   fixed charges                     $       169,401  $  185,289  $  121,881  $  210,039  $  182,269  $  214,272
                                     ===============  ==========  ==========  ==========  ==========  ==========

Fixed charges                        $        77,316  $   72,033  $   73,427  $   73,850  $   70,294  $   67,243

Preferred dividend requirement                 3,894       3,777       5,289       7,506      14,214      20,839
                                     ---------------  ----------  ----------  ----------  ----------  ----------

                                     $        81,210  $   75,810  $   78,716  $   81,356  $   84,508  $   88,082
                                     ===============  ==========  ==========  ==========  ==========  ==========

Ratio of earnings to fixed charges
   and preferred dividends                      2.09        2.44        1.55        2.58        2.16        2.43

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the estimated interest component of rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.